UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: August 21, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated August 21, 2012, entitled “Announcement of 2012 Interim Results (Unaudited)”.
99.2	Press Release dated August 21, 2012, entitled “CNOOC Limited Maintains Strong Profitability and Achieves Good Exploration Performance in 1H2012”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Announcement of 2012 Interim Results (Unaudited)

FINANCIAL AND BUSINESS SUMMARY
	First half of 2012	% change over First half of 2011

Net production of oil and gas*	160.9 million BOE	-4.6%
Oil and gas sales	RMB95.66 billion	-1.4%
Consolidated net profit	RMB31.87 billion	-19.0%
Basic earnings per share	RMB0.71	-19.0%
Diluted earnings per share	RMB0.71	-19.0%
Interim dividend (tax inclusive)	HK$0.15 per share	-40.0%

*   Including our interest in equity-accounted investees, which is approximately 8.7 million BOE.

CHAIRMAN’S STATEMENT

Dear Shareholders,

In the first half of the year, the global economic situation was critical, and China’s economic growth encountered challenges. Under this environment, CNOOC Limited followed the blueprint of “A new leap forward” as the guiding principle, actively sought opportunities amidst crisis, and realised steady growth in its different areas of business. We overcame the difficulties including a small decline in production and escalating costs and maintained strong profitability. Our net profit reached RMB 31.87 billion and once again delivered satisfactory results for our shareholders.

To realize the “new leap forward” plan, we continued to focus on our exploration program. During the first half of the year, our efforts achieved encouraging returns in our core area – offshore China. With the successful discoveries and appraisals of the mid-to-large scale oil and gas structures including Penglai 9-1 and Kenli 2-1, we strengthened our resource base for long term growth in offshore China. Our independent exploration activities in deepwater areas in the South China Sea also started to unfold the resource potential in the region. These exploration progresses made in offshore China reinforced our confidence in the sustainable development of the Company.

The Company’s development and production operations in both offshore China and overseas saw many highlights. The performance of the producing oil and gas fields in offshore China was satisfactory through the adoption of production enhancement measures such as infill drilling and new technologies such as thermal recovery of heavy oil. The production volume for overseas projects has been ramping up at a steady pace. These have effectively compensated for the production losses from the shutdown of the Penglai 19-3 oilfield, enabling the Company to maintain a relatively high level of net oil and gas production despite a series of difficulties. The Company will continue to work hard to realize its annual production target.

The Company also achieved new breakthrough in its overseas development. In July, we signed an agreement for the acquisition of Nexen Inc. in Canada. Upon the closing of the transaction, the Company will become a truly global oil and gas exploration and production company with a balanced resources portfolio and important presences in the world’s major oil and gas production areas. At the same time, we will be able to acquire the world class management team and employees from Nexen and establish a leading international development platform. We are confident that the transaction will be able to create long term value for our shareholders.

In consideration of the capital requirements of the Nexen transaction and to maintain financial flexibility and support the Company’s long-term growth, the board of directors of the Company has decided to pay an interim dividend of HK$0.15 (tax inclusive) per share for 2012.

In view of rapid developments in the different areas of the Company’s business and faced by the uncertain and complex external environment, we will put more emphasis on building our own capabilities. Upon the foundation of a relatively effective management system and an internal risk control mechanism, we will continue our effort to ensure safe and environmental-friendly production, to strengthen our risk control and innovative ability in scientific technology and management as well as to build up a pool of talents and employees. We shall enhance our core management, strengthen our development foundation, and continuously raise the Company’s core competitiveness and capability of sustainable development. We will strive to build up a strong foundation for the Company’s “A new leap forward” blueprint and to continue to create value and returns for our shareholders.

WANG Yilin
Chairman
Hong Kong, 21 August 2012

CEO’S STATEMENT

Dear Shareholders,

Following the blueprint of “A new leap forward”, CNOOC Limited carried out its various businesses in a steady and orderly manner and achieved stable growth for its results in the first half of 2012.

Review of the first half year

During the first half of the year, downward pressure for the world’s economic growth was mounting as Europe’s debt crisis continued to deepen; international oil prices decreased significantly from a high level. Under these circumstances, our entire staff members worked hard to promote the continued development of the Company’s exploration, development and production and other businesses. We continue to maintain good records in perspective of health, safety and environmental protection.

First of all, the Company’s exploration work achieved encouraging results. During the first half of the year, 10 discoveries were made and 18 appraisal wells were successful. Meanwhile, significant progresses were made in different fronts. In the Bohai area, we made four major achievements: firstly, a series of appraisal wells were successful, proving Penglai 9-1 to be the biggest oil and gas structure discovered in Bohai in recent years; secondly, we made a mid-to-large discovery Kenli 2-1, which contains medium to light crude oil; thirdly, the successful appraisal of Qinhuangdao 29-2 East structure was made, extending the original Qinhuangdao 29-2 structure and enlarging its reserve scale; lastly, two new discoveries, Luda 21-2 and Luda 6-2, made in the Liaodong Bay area were both mid-sized discoveries, opening up a new exploration field with ample potentials in this area. In Western South China Sea, breakthrough was once again achieved in the Yinggehai high-temperature high-pressure zone, resulting in the Dongfang 13-2 natural gas discovery.

In addition, independent deep water exploration progressed smoothly. As planned, we have proceeded with independent drilling in the deep water area in South China Sea, accumulating extensive operation technologies and management experiences. Natural gas discovery was made in the Liuhua 29-2 structure, demonstrating a brighter future for the area’s exploration.

For the first half of the year, the Company’s net oil and gas production reached 160.9 million BOE. Our net production decreased 4.6% year over year (YoY) mainly due to the Penglai 19-3 oilfield, the scheduled shutdown and maintenance, and the disposal of the ONWJ block in Indonesia. By bringing the new projects on stream as scheduled, ensuring the stable operation of the facilities and equipment, and optimizing the technologies for production enhancement, we are confident to accomplish our annual production target of 330-340 million BOE established early this year.

The Company’s average realized oil price reached US$116.91 per barrel, representing an increase of 8.1% YoY; the average realized natural gas price reached US$5.90 per thousand cubic feet, representing an increase of 20.0% YoY. The Company maintained its strong profitability in the industry, with oil and gas sales reached RMB95.66 billion and net profit amounted to RMB31.87 billion. It is worth mentioning that due to rising industry costs and changes in the Company’s assets structure, our all-in cost for the first half of the year was US$34.60 per barrel, representing an increase of 13.1% compared to the whole year of 2011. In order to maintain our competitive cost structure, cost control will continue to be a key aspect for the management of the Company in the future.

Opening up a new horizon for overseas development

Since the beginning of the year, the Company has achieved satisfactory development in its overseas business, with overseas oil and gas production increasing significantly. The acquisition of one-third working interest in each of Exploration Area of 1, 2 and 3A in Uganda was also completed on 21 February 2012.

It is more encouraging that an agreement was reached between the Company and Nexen Inc. in Canada in July for the acquisition of the entire common shares and preferred shares of Nexen Inc. for a consideration of US$15.1 billion. The acquisition was consistent with CNOOC Limited’s established value-driven merger and acquisition strategy. The acquisition will not only increase the net proved reserve of the Company by around 30% and its net production by around 20%, but also bring to the Company invaluable experience in the area of unconventional oil and gas resources such as oil sands and shale gas, as well as a high-quality management team and employees.

Through the transaction, we will be able to expand our overseas business and resource base, enhance our presence in Canada, Gulf of Mexico and Nigeria, and enter the resourceful UK North Sea. It will further diversify CNOOC Limited’s growth platform and benefit our long term sustainable growth.

In the meantime, we will continue to enhance the management on our overseas assets and control the risks including the changes of fiscal regimes.

Outlook for the second half of the year

For the second half of the year, the world economy will likely to continue to bear the downward pressure and international oil prices are expected to become increasingly volatile. In view of the critical external environment, we will continue to ensure good business performance in different aspects of the Company, strengthening our foundation and striving for stable development.

In practical terms, the Company will focus on the following areas:
Firstly, continue to strengthen the fundamental management and the system of health, safety and environmental protection to ensure safe and environmental-friendly production.
Secondly, commence new projects on schedule, implement production enhancement measures such as infill drilling, and ensure our annual production target be accomplished.
Thirdly, focus on the appraisal of new discoveries made in the first half of the year and continue to implement exploration program.
Fourthly, carry out the follow up work of the transaction with Nexen.
Lastly, strengthen core management and focus on cost control and efficiency improvement.

The Company has embarked on a new development platform, establishing a portfolio with combination of independent and PSC operations, shallow water and deep water, domestic and overseas, as well as conventional and unconventional oil and gas resources. In the future, we will continue to enhance our core competitiveness and strive to deliver greater value to our shareholders.

LI Fanrong Chief Executive Officer

Hong Kong, 21 August 2012

INTERIM RESULTS

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2012 as follows:

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2012
(All amounts expressed in millions of Renminbi, except per share data)

		Six months ended 30 June
		2012	2011
	Notes	(Unaudited)	(Unaudited)
REVENUE
Oil and gas sales	3	95,658	97,030
Marketing revenues	3	21,884	27,110
Other income		726	428

		118,268	124,568

EXPENSES
Operating expenses		(8,753)	(7,322)
Taxes other than income tax	5(ii)	(8,034)	(4,864)
Exploration expenses		(4,584)	(1,538)
Depreciation, depletion and amortisation		(15,172)	(13,950)
Special oil gain levy		(13,639)	(17,274)
Crude oil and product purchases	3	(21,780)	(27,026)
Selling and administrative expenses		(1,246)	(1,204)
Others		(552)	(603)

		(73,760)	(73,781)

PROFIT FROM OPERATING ACTIVITIES		44,508	50,787
Interest income		633	442
Finance costs	4	(850)	(566)
Exchange (loss)/gain, net		(356)	294
Investment income		1,037	663
Share of profits of associates		156	177
Share of profits of a joint venture		54	317
Non-operating income/(expense), net		27	(38)

PROFIT BEFORE TAX		45,209	52,076
Income tax expense	5(i)	(13,340)	(12,733)

PROFIT FOR THE PERIOD ATTRIBUTABLE
TO OWNERS OF THE PARENT		31,869	39,343

OTHER COMPREHENSIVE LOSS
Exchange differences on translation of foreign operations		280	(1,752)
Net (loss)/gain on available-for-sale financial assets, net of tax		(621)	1,210
Share of other comprehensive (loss)/income of associates		(1)	10

OTHER COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAX		(342)	(532)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		31,527	38,811

EARNINGS PER SHARE FOR THE PERIOD ATTRIBUTABLE
TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic (RMB Yuan)	6	0.71	0.88
Diluted (RMB Yuan)	6	0.71	0.88

DIVIDEND
Interim dividend declared (tax inclusive)	11	5,459	9,287

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
30 June 2012
(All amounts expressed in millions of Renminbi)

		30 June 2012	31 December 2011
	Notes	(Unaudited)	(Audited)
NON-CURRENT ASSETS
Property, plant and equipment		236,764	220,567
Intangible assets		949	1,033
Investments in associates		2,886	2,822
Investment in a joint venture		19,045	20,175
Available-for-sale financial assets		6,407	7,365
Deferred tax assets		57	-
Other non-current assets		420	379

Total non-current assets		266,528	252,341

CURRENT ASSETS
Inventories and supplies		5,189	4,380
Trade receivables	7	18,241	20,662
Held-to-maturity financial assets		1,544	23,467
Available-for-sale financial assets		63,317	27,576
Other current assets		8,816	7,684
Time deposits with maturity over three months		36,785	24,476
Cash and cash equivalents		13,801	23,678

Total current assets		147,693	131,923

CURRENT LIABILITIES
Loans and borrowings	9	25,643	19,919
Trade and accrued payables	8	19,589	20,424
Other payables and accrued liabilities		12,288	22,217
Taxes payable		7,372	7,656

Total current liabilities		64,892	70,216

NET CURRENT ASSETS		82,801	61,707

TOTAL ASSETS LESS CURRENT LIABILITIES		349,329	314,048

NON-CURRENT LIABILITIES
Loans and borrowings	9	29,347	18,076
Provision for dismantlement		26,351	24,964
Deferred tax liabilities		5,902	5,488
Other non-current liabilities		3,504	2,664

Total non-current liabilities		65,104	51,192

NET ASSETS		284,225	262,856

EQUITY
Equity attributable to owners of the parent
Issued capital	10	949	949
Reserves		283,276	261,907

TOTAL EQUITY		284,225	262,856

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2012
(All amounts expressed in millions of Renminbi)

	Equity attributable to owners of the parent
		Share
		premium		Statutory
		and capital	Cumulative	and non-			Proposed
	Issued	redemption	translation	distributive	Other	Retained	final
	capital	reserve	reserve	reserves	reserves	earnings	dividend	Total
Balances at 1 January 2011	949	42,129	(13,361)	20,000	10,972	145,656	9,421	215,766
Profit for the period	—	—	—	—	—	39,343	—	39,343
Other comprehensive loss, net of tax	—	—	(1,752)	—	1,220	—	—	(532)

Total comprehensive income	—	—	(1,752)	—	1,220	39,343	—	38,811
2010 final dividend	—	—	—	—	—	134	(9,421)	(9,287)
Equity-settled share option expenses	—	—	—	—	103	—	—	103
Appropriation and utilisation of safety fund, net	—	—	—	—	1	—	—	1

Balances at 30 June 2011(Unaudited)	949	42,129	(15,113)	20,000	12,296	185,133	—	245,394

Balances at 1 January 2012	949	42,129	(17,187)	20,000	10,282	196,541	10,142	262,856
Profit for the period	—	—	—	—	—	31,869	—	31,869
Other comprehensive loss, net of tax	—	—	280	—	(622)	—	—	(342)

Total comprehensive income	—	—	280	—	(622)	31,869	—	31,527
2011 final dividend	—	—	—	—	—	(49)	(10,142)	(10,191)
Equity-settled share option expenses	—	—	—	—	33	—	—	33

Balances at 30 June 2012 (Unaudited)	949	42,129	(16,907)	20,000	9,693	228,361	—	284,225

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2012
(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2012 have been prepared in accordance with International Accounting Standards 34 (“IAS 34”) and Hong Kong Accounting Standards 34 (“HKAS 34”) Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2011.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2011. The adoption of new standards and interpretations as of 1 January 2012 does not have any material impact on the accounting policy, interim financial position or performance of the Group.

Improvements to IFRSs/HKFRSs

The IASB/HKICPA has issued improvements to IFRSs/HKFRSs which set out amendments to a number of IFRSs/HKFRSs primarily with a view to remove inconsistencies and clarify wording. The adoption of those amendments upon their effective dates did not have any material impact on the accounting policies, interim financial position or performance of the Group.

2.	ACQUISITIONS AND OTHER VENTURE

On 29 March 2011, CNOOC Uganda Ltd, a wholly-owned subsidiary of CNOOC International Limited, entered into a sales and purchase agreement with Tullow Uganda Limited and Tullow Uganda Operation Pty Ltd., wholly-owned subsidiaries of Tullow Oil Plc., to acquire a one-third working interest in Uganda Exploration Areas 1, 2 and 3A (the “Uganda Assets”) for an initial cash consideration of US$1.467 billion. The acquisition of the Uganda Assets was completed on 21 February 2012. Together with the related price adjustment, the cash consideration mentioned above has been recorded as acquisition costs of oil and gas properties.

3.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share oil that is lifted and sold on behalf of the government. Revenue from the sale of oil is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Marketing revenues principally represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The marketing cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of comprehensive income.

4.	FINANCE COSTS

Accretion expenses of approximately RMB647 million relating to the provision for dismantlement liabilities have been recognised in the interim condensed consolidated statement of comprehensive income for the six months ended 30 June 2012 (six months ended 30 June 2011: approximately RMB421 million).

5.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2011: 16.5%) on profits arising in or derived from Hong Kong, which is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 56%.

(ii)	Other taxes

 The Company’s PRC subsidiaries pay the following other taxes and dues:

–	Production taxes at the rate of 5% on independent production and production under production sharing contracts;

–
Resource taxes at the rate of 5% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before 1 November 2011, which will be subject to related resource taxes requirement after the expiration of such production sharing contracts;

–
Mineral resource compensation at the temporary rate of 1% on the oil and gas sales revenue derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011;

–	Export tariffs at the rate of 5% on the export value of petroleum oil;

–	Business tax at rates of 3% to 5% on other income;

–	City construction tax at the rate of 1% or 7% on the actual paid production taxes and business tax;

–	Educational surcharge at the rate of 3% on the actual paid production taxes and business tax; and

–	Local educational surcharge at the rate of 2% on the actual paid production taxes and business tax.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, profit, budgeted operating and capital expenditures.

6.	EARNINGS PER SHARE

	Six months ended 30 June
	2012	2011
	(Unaudited)	(Unaudited)

Earnings:
Profit for the period attributable to
ordinary equity holders for the basic and
diluted earnings per share calculation	31,869	39,343

Number of shares:
Number of ordinary shares issued at
the beginning of the period, excluding
repurchased but not cancelled shares	44,646,305,984	44,669,199,984

Weighted average number of ordinary shares for
the purpose of basic earnings per share	44,646,305,984	44,669,199,984

Effect of dilutive potential ordinary shares under
the share option schemes	161,740,031	220,916,382

Weighted average number of ordinary shares for
the purpose of diluted earnings per share	44,808,046,015	44,890,116,366

Earnings per share – Basic (RMB Yuan)	0.71	0.88

– Diluted (RMB Yuan)	0.71	0.88

7.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas, except for new customers, where payment in advance is normally required. Trade receivables are non-interest-bearing.

As at 30 June 2012 and 31 December 2011, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

8.	TRADE AND ACCRUED PAYABLES

As at 30 June 2012 and 31 December 2011, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

9.	LOANS AND BORROWINGS

The principal amount of US$1,500 million of 3.875% guaranteed notes due in 2022 and the principal amount of US$500 million of 5.000% guaranteed notes due in 2042 were issued by CNOOC Finance (2012) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2012) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

10.	ISSUED CAPITAL

Shares	Number of shares	Share capital	Issued share capital equivalent of
		HK$ million	RMB million

Authorised:
Ordinary shares of HK$0.02 each as at 30 June 2012 and 31 December 2011	75,000,000,000	1,500

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2011	44,669,199,984	893	949
Share repurchased and cancelled in 2011*	(10,019,000)	-	-

As at 31 December 2011 (audited)	44,659,180,984	893	949
Share repurchased and cancelled in 2012*	(12,875,000)	-	-

As at 30 June 2012 (unaudited)	44,646,305,984	893	949

*
During the year of 2011, the Company purchased 22,894,000 of its shares with an aggregate cash payment of HK$315,016,715 on The Stock Exchange of Hong Kong Limited (the “HKSE”). 10,019,000 shares had been cancelled by the Company by 31 December 2011 and the remaining 12,875,000 shares were cancelled on 10 January 2012.

11.	DIVIDEND

On 21 August 2012, the Board declared an interim dividend of HK$0.15 (tax inclusive) per share (six months ended 30 June 2011: HK$0.25 (tax inclusive) per share), totalling approximately HK$6,697 million (tax inclusive) (equivalent to approximately RMB5,459 million (tax inclusive)) (six months ended 30 June 2011: approximately RMB9,287 million (tax inclusive)), based on the number of issued shares as at 30 June 2012.

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” and related laws and regulations, the Company is regarded as a Chinese resident enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies, banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

12.	SEGMENT INFORMATION

The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, operations under joint arrangement and trading business. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income tax.

The Group mainly engages in the exploration, development, production and sales of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Argentina, the United States of America, Canada, Uganda and Singapore.

The following table presents revenue, profit and assets information for the Group’s operating segments.

	Independent operations Six months ended 30 June		Joint arrangements Six months ended 30 June		Trading business Six months ended 30 June		Corporate Six months ended 30 June		Eliminations Six months ended 30 June		Consolidated Six months ended 30 June
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Segment revenue
Sales to external customers:
Oil and gas sales	59,123	56,731	36,535	40,299	—	—	—	—	—	—	95,658	97,030
Marketing revenues	—	—	—	—	21,884	27,110	—	—	—	—	21,884	27,110
Intersegment revenues	—	—	7,620	10,114	—	—	—	—	(7,620)	(10,114)	—	—
Other income	1	149	674	223	—	—	51	56	—	—	726	428

Total	59,124	56,880	44,829	50,636	21,884	27,110	51	56	(7,620)	(10,114)	118,268	124,568

Segment results
Profit before tax	27,328	30,188	24,611	31,035	104	84	786	883	(7,620)	(10,114)	45,209	52,076
Profit for the period	27,328	30,188	24,611	31,035	104	84	(12,554)	(11,850)	(7,620)	(10,114)	31,869	39,343

	Independent operations		Joint arrangements		Trading business		Corporate		Eliminations		Consolidated
	30 June 2012	31 December 2011	30 June 2012	31 December 2011	30 June 2012	31 December 2011	30 June 2012	31 December 2011	30 June 2012	31 December 2011	30 June 2012	31 December 2011
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Other segment information
Segment assets	100,232	100,629	192,548	178,164	3,314	4,232	118,127	101,239	—	—	414,221	384,264

13.	SUBSEQUENT EVENT

(a)
On 23 July 2012, the Company, CNOOC Canada Holding Ltd. and Nexen Inc. entered into the Arrangement Agreement in relation to the proposed acquisition by the Company (through its wholly-owned subsidiary, CNOOC Canada Holding Ltd.) of all the Nexen Inc. common shares and (if the Preferred Shareholder Resolution is passed) preferred shares, pursuant to a plan of arrangement under the Canada Business Corporations Act. The aggregate value of the consideration of the proposed acquisition is approximately US$15.1 billion (approximately HK$117.2 billion), and is to be payable in cash. The current indebtedness of Nexen Inc. of approximately US$4.3 billion (approximately HK$33.6 billion) will remain outstanding. Completion of the acquisition is conditional on, amongst others, all necessary governmental and regulatory approvals.

(b)
On 3 August 2012, CNOOC China Limited, a wholly-owned subsidiary of the Company, entered into the Coalbed Methane Resources Exploration and Development Cooperation Agreement (“Cooperation Agreement”) with China United Coalbed Methane Corporation Limited (“CUCBM”) in connection with the exploration, development, production and sale of Coalbed Methane (“CBM”) and CBM products within the contract areas (as defined in the Cooperation Agreement). The Cooperation Agreement will become effective subject to certain conditions precedent being satisfied. As at the date of the Cooperation Agreement, CNOOC China Limited expected to incur total expenses of RMB9,933.3 million (being (1) RMB9,713.3 million for the initial three years of the five years exploration period, plus (2) the minimum exploration costs of RMB220 million as required under the applicable PRC laws and regulations for the remaining two years of the exploration period), if the Cooperation Agreement becomes effective. CUCBM is a connected person of the Company, hence the Cooperation Agreement constitutes a connected transaction of the Company under the Listing Rules.

 AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2012 are unaudited, but have been reviewed by Ernst & Young in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", issued by the Hong Kong Institute of Certified Public Accountants. The interim results have been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

On 10 January 2012, the Company cancelled 12,875,000 of the 22,894,000 shares repurchased in 2011. During the six months ended 30 June 2012, there was no purchase, sale or redemption of the Company’s listed securities by the Company or any of its subsidiaries.

CODE ON CORPORATE GOVERNANCE PRACTICES

For the six months ended at 30 June 2012 (before and after the revision to the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules (now known as the “Corporate Governance Code and Corporate Governance Report”) came into effect on 1 April 2012), the Company has complied with relevant code provisions set out in Appendix 14 to the Listing Rules, except for the deviation from the code provision A.4.1 of the Corporate Governance Code and Corporate Governance Report as set out in the Appendix 14 to the Listing Rules. The following summarises the requirement under the above-mentioned code provision A.4.1 and the reason for such deviation.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the incumbent Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years according to Article 97. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2012, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN SENIOR MANAGEMENT

During the six months ended 30 June 2012, there was the following change in senior management.

On 22 March 2012, Mr. Jiang Yongzhi resigned as Joint Company Secretary of the Company and Mr. Zhong Hua, the Chief Financial Officer, was appointed as Joint Company Secretary of the Company with effect from the same day.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B) of the Listing Rules, the changes in information of Directors of the Company subsequent to the date of the 2011 Annual Report of the Company are set out below:

Name of Director	Details of Changes

Wang Yilin	Appointed as Chairman of Nomination Committee of the Company on 28 March 2012
Zhou Shouwei	Resigned as Chairman of Nomination Committee of the Company on 28 March 2012

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong. The principal trading market for the ordinary shares of the Company is the HKSE. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg/default.shtml

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in its annual report for the year ended 31 December 2011, other than those disclosed in this interim report.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 10 September 2012 (Monday) to 14 September 2012 (Friday) (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 7 September 2012 (Friday). The interim dividend will be paid on or around 10 October 2012 (Wednesday) to those shareholders on the register of members on 14 September 2012 (Friday) (the “Record Date”).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2012 INTERIM DIVIDEND
Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of People’s Republic of China (“PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2012 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2012 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the individual income tax in respect of the 2012 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 7 September 2012 (Friday).

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board
Zhong Hua
Joint Company Secretary

Hong Kong, 21August 2012

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao

Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang

FORWARD-LOOKING STATEMENTS

This interim report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to its timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2011 Annual Report on Form 20-F filed on 20 April 2012. Consequently, all of the forward-looking statements made in this interim report are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

For Immediate Release

CNOOC Limited Maintains Strong Profitability and Achieves Good Exploration Performance in 1H2012

(Hong Kong, August 21, 2012) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883) today announced its interim results ended June 30, 2012.

For the first half of the year, the Company’s average realized oil price reached US$116.91 per barrel, representing an increase of 8.1% year-over-year (YoY), and the average realized natural gas price reached US$5.90 per thousand cubic feet, representing an increase of 20.0% YoY.

During the period, the Company’s net oil and gas production reached 160.9 million BOE, a decrease of 4.6% YoY primarily caused by the shutdown of production of the Penglai 19-3 oilfield, the scheduled maintenance, and the disposal of the ONWJ block in Indonesia. By bringing the scheduled new projects on stream, ensuring the good performance of the facilities and equipments, and optimizing the technologies used for production enhancement, we are confident to accomplish our annual production target of 330-340 million BOE set by early this year.

Benefited from the rising average realized oil and gas prices, the oil and gas sales of the Company reached RMB95.66 billion and the net profit amounted to RMB31.87 billion, maintaining its strong profitability in the industry. Attributed to the rising industry costs and structural change of the Company’s asset portfolio, our all-in cost for the first half of the year was US$34.60 per barrel, representing an increase of 13.1% compared to that of year 2011.

The Company has achieved encouraging results in the exploration sector. In addition to 10 successful discoveries and 18 appraisal wells made in the first half, the Company also made significant progress in various fronts. A series of successful appraisal wells proved Penglai 9-1 would become the biggest oil and gas structure discovered in Bohai area in recent years. The successful appraisal of Qinhuangdao 29-2 East structure expanded the original Qinhuangdao 29-2 structure as well as its reserve scale. In this period, the company has also made mid-to-large sized discoveries including Kenli 2-1, Luda 21-2 and Luda 6-2. In addition, natural gas discovery was made in the

Liuhua 29-2 structure in deepwater of South China Sea, demonstrating a great exploration potential for the area.

In the meantime, The Company achieved new breakthrough in its overseas development. In February, the acquisition of one-third interest in each of Exploration areas of 1, 2 and 3A in Uganda was completed. In July, we signed an agreement for the acquisition of Nexen Inc. in Canada. This transaction will make the Company a truly global exploration and production company with a balanced resources portfolio and important presences in the world’s major oil and gas production areas.

Mr. Wang Yilin, Chairman of the Company commented, “In view of rapid developments in the different areas of the Company’s business and faced by uncertainties of the external environment, we will pay increasing attention to build our own capabilities. We shall enhance our core management, strengthen our development foundation, and continuously raise the Company’s core competitiveness and capability of sustainable development. We will strive to build up a strong foundation for the Company’s “A new leap forward” blueprint and to continue to create value and returns for our shareholders.”

Mr. Li Fanrong, CEO of the Company commented, “During the first half of the year, downward pressure for the world’s economic growth was mounting as Europe’s debt crisis continued to deepen and international oil prices decreased significantly from a high level. In view of the critical external environment, we will continue to ensure good performance in the different areas of business of the Company, strengthening our foundation and striving forward for future development.”

In consideration of the capital requirements of the Nexen transaction and to maintain financial flexibility and support the Company’s long-term growth, the Board of Directors has decided to pay an interim dividend of HK$0.15 (tax inclusive) per share for 2012.

– End –
Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2011 Annual Report on Form 20-F filed on April 20, 2012.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com